

Mail Stop 3561

September 30, 2016

Ian T. Blackley
Chief Financial Officer
OSG International, Inc.
600 Third Avenue, 39th Floor
New York, NY 10016

> **Re: OSG International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed September 15, 2016**
> **File No. 001-37836**

Dear Mr. Blackley:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2016 letter.

Exhibit 99.1

General

1. We note your statement in your response letter that you qualify as an emerging growth company. Please disclose this information in your registration statement.

Business, page 56

2. We note your response to our prior comment 9 and reissue in part. Please expand your discussion of the six commercial pools and the material terms of the pooling agreements, including how the revenues are allocated among the members of the pool.

<u>Joint Ventures, page 61</u>

3. We note your response to our prior comment 3 and reissue in part. Please provide further support for your belief that the joint venture agreement with Euronav NV regarding the floating storage and offloading vehicles is not material and therefore not required to be filed under Item 601(b)(10) of Regulation S-K. As part of your response please clarify how the expiration of the service contracts impacts the materiality of such joint venture agreement and the requirement to file the joint venture agreement under Item 601(b)(10). Alternatively, please file the joint venture agreement as an exhibit with your next amendment.

You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey D. Karpf, Esq.
        Cleary Gottlieb Steen & Hamilton LLP